EXHIBIT 21.0

SUBSIDIARIES

United States of America

•	Trans World Gaming International U.S. Corp.

•	Trans World Gaming of Louisiana, Inc. (inactive)

Czech Republic

•	SC98A, s.r.o.

•	21st Century Resorts a.s.

•	Trans World Hotels & Entertainment a.s.

Germany

•	Trans World Hotels Germany GmbH